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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   X  )*
                                           -----


                      ARTERIAL VASCULAR ENGINEERING, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  043013-10-1
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

-----------------------                                  ---------------------
  CUSIP NO. 043013-10-1                 13G                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Putra Masagung; Social Security No. ###-##-####
------------------------------------------------------------------------------

      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------

      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Indonesia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            4,394,471 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,394,471 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,394,471 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      14.19%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 pages

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                                                               Page 3 of 4 pages
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  Schedule 13G
                   Under the Securities Exchange Act of 1934


Fee enclosed [_] or Amendment No. 3

Item 1(a) Name of Issuer:
          ARTERIAL VASCULAR ENGINEERING, INC.

Item 1(b) Address of Issuer's Principal Executive Offices:
          3576 Unocal Place, Santa Rosa, CA 94503

Item 2(a) Name of Person(s) Filing:
          Putra Masagung

Item 2(b) Address of Principal Business Office:
          3235 Ralston Avenue
          Hillsborough  CA  94010

Item 2(c) Citizenship:   Indonesia

Item 2(d) Title of Class of Securities:
          Common Stock of Arterial Vascular Engineering, Inc.

Item 2(e) CUSIP Number:  043013-10-1

Item 3    The person(s) filing is(are):
          Inapplicable

Item 4    Ownership

          (a) As of December 31, 1996, Mr. Masagung beneficially owned 4,394,471 shares of Common Stock. Mr. Masagung is the beneficial owner of such shares by virtue of his being the sole equity owner of the outstanding stock of Radstock Enterprises Limited, a company organized under the laws of the British Virgin Islands.

          (b) The shares beneficially owned by Mr. Masagung represent 14.19% of the outstanding Common Stock of the Issuer.

          (c) Number of shares as to which such person has:

              i) The number of shares of Common Stock which Mr. Masagung has the sole power to vote or to direct the vote of is 4,394,471.

              ii) The number of shares of Common Stock which Mr. Masagung has shared power to vote or to direct the vote of is 0.

              iii) The number of shares of Common Stock which Mr. Masagung has the sole power to dispose of or to direct the disposition of is 4,394,471.

                                                               Page 4 of 4 pages

              iv) The number of shares of Common Stock which Mr. Masagung has shared power to dispose of or to direct the disposition of is 0.

Mr. Masagung does not currently possess any rights to acquire additional shares of the Issuer's Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class

          Inapplicable.

Item 6.   Ownership of More than 5% on Behalf of Another Person:

          Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Inapplicable.

Item 8.   Identification and Classification of Members of the Group

          Inapplicable.

Item 9.   Notice of Dissolution of the Group

          Inapplicable.

Item 10.  Certification

          Inapplicable.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date:  February 3, 1997
                                       -----------------------------------------

                                  Signature:   /s/ Putra Masagung
                                            ------------------------------------

                                  Name/Title:      Putra Masagung
                                             -----------------------------------